Exhibit 99.3

Management’s Report on Internal Control over Financial Reporting

Management of Coastal Contacts Inc. (“Coastal” or “the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.                      pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of Coastal;

ii.                   provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that Coastal receipts and expenditures are made only in accordance with authorizations of management and Coastal’s directors; and

iii.                provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Coastal assets that could have a material effect on Coastal’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Coastal’s internal control over financial reporting as of October 31, 2013, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of October 31, 2013, Coastal’s internal control over financial reporting was effective.

/s/ Roger Hardy	/s/ Nicholas Bozikis
Roger Hardy	Nicholas Bozikis
Chief Executive Officer	Chief Financial Officer

Vancouver, Canada

January 21, 2014

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

To the Shareholders of Coastal Contacts Inc.

We have audited the accompanying consolidated financial statements of Coastal Contacts Inc., which comprise the consolidated statements of financial position as at October 31, 2013 and October 31, 2012, the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Coastal Contacts Inc. as at October 31, 2013 and October 31, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

Chartered Accountants

January 21, 2014

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

CONSOLIDATED FINANCIAL STATEMENTS

COASTAL CONTACTS INC.

Years ended October 31, 2013 and 2012

(Expressed in Canadian Dollars)

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Canadian Dollars)

	October 31	October 31
	2013	2012

ASSETS
Current assets
Cash and cash equivalents (note 5)	$22,374	$19,153
Trade and other receivables (note 6)	7,059	6,681
Inventories (note 7)	28,994	25,435
Prepaid expenses	2,596	2,250
Total current assets	61,023	53,519
Non-current assets
Property, equipment and leasehold improvements (note 8)	10,545	9,887
Intangible assets (note 9)	12,872	11,376
Goodwill (note 9)	8,820	8,322
Total non-current assets	32,237	29,585
TOTAL ASSETS	$93,260	$83,104

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade and other payables (note 10)	$43,390	$40,144
Provisions	1,911	1,284
Income taxes payable	446	839
Finance lease obligations (note 11)	1,010	101
Loans (note 12)	4,030	5,015
Other current liabilities	284	3,210
Total current liabilities	51,071	50,593
Non-current liabilities
Other long-term liabilities	228	270
Finance lease obligations (note 11)	1,104	457
Loans (note 12)	2,431	—
Deferred tax liabilities (note 18)	2,590	2,905
Total non-current liabilities	6,353	3,632
Total liabilities	57,424	54,225

Shareholders’ equity
Share capital (note 13)	63,913	42,501
Share-based payments reserve	3,587	3,395
Accumulated other comprehensive income (loss)	1,160	(137)
Deficit	(32,824)	(16,880)
Total shareholders’ equity	35,836	28,879
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$93,260	$83,104

Commitments (note 21)

Contingencies (note 22)

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board:

“Roger Hardy”	“Jeffrey Mason”
Roger V. Hardy, Director	Jeffrey R. Mason, Director

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Thousands of Canadian Dollars, except share and per share amounts)

For the years ended October 31	2013	2012

Sales	$217,550	$196,085
Cost of sales	126,659	111,558
Gross profit	90,891	84,527

Fulfillment	20,258	19,167
Selling and marketing	63,160	47,927
General and administration	22,452	20,926
Results from operating activities	(14,979)	(3,493)

Financing costs	1,151	825

Loss before income taxes	(16,130)	(4,318)

Income tax expense - current	330	927
Income tax recovery - deferred	(516)	(367)
Net income tax expense (recovery) (note 18)	(186)	560

Net loss for the year	(15,944)	(4,878)

Other comprehensive income (loss)
Foreign currency translation differences	1,297	(509)
Total comprehensive loss for the year	$(14,647)	$(5,387)

Basic and diluted loss per share (note 15)	$(0.52)	$(0.17)

Weighted average number of common shares outstanding - basic and diluted (note 15)	30,836,772	28,290,127

See accompanying notes to the consolidated financial statements

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in Thousands of Canadian Dollars, except Number of Common Shares)

	Number of common shares	Share capital	Share-based payments reserve	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity

Balance at October 31, 2011	28,110,579	$40,667	$2,934	$372	$(12,002)	$31,971
Net loss	—	—	—	—	(4,878)	(4,878)
Other comprehensive loss on foreign currency translation	—	—	—	(509)	—	(509)
Share based payments expense	—	—	967	—	—	967
Issue of shares on exercise of share options	505,167	1,328	—	—	—	1,328
Reclassification of grant date fair value on exercise of share options	—	506	(506)	—	—	—
Balance at October 31, 2012	28,615,746	$42,501	$3,395	$(137)	$(16,880)	$28,879
Net loss	—	—	—	—	(15,944)	(15,944)
Other comprehensive loss on foreign currency translation	—	—	—	1,297	—	1,297
Share based payments expense	—	—	840	—	—	840
Issue of shares	3,447,100	21,028	—	—	—	21,028
Transaction costs on issue of shares	—	(1,804)	—	—	—	(1,804)
Issue of shares on exercise of share options	616,343	1,540	—	—	—	1,540
Reclassification of grant date fair value on exercise of share options	—	648	(648)	—	—	—
Balance at October 31, 2013	32,679,189	$63,913	$3,587	$1,160	$(32,824)	$35,836

See accompanying notes to the consolidated financial statements

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Canadian Dollars)

For the years ended October 31	2013	2012

Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the year	$(15,944)	$(4,878)
Adjustments for:
Depreciation and amortization	4,234	2,920
Share-based payments expense	840	967
Deferred income taxes recovery	(516)	(367)
Amortization of lease inducement	33	(96)
Amortization of deferred financing costs	(4)	—
Unrealized foreign exchange loss	—	(352)
Interest expense, net	404	647
Changes in non-cash operating working capital	(3,249)	8,350
Income tax paid	(434)	(167)
Net cash provided from (used in) operating activities	(14,636)	7,024

Financing activities
Proceeds from issuance of common shares, net	19,224	—
Proceeds from share options exercised	1,540	1,328
Decrease in finance lease obligation	(441)#	(4,612)
Increase in loans	1,318	3,741
Interest received	26	66
Interest paid	(430)	(768)
Net cash provided from (used in) financing activities	21,237	(245)

Investing activities
Acquisition of property, equipment and leasehold improvements, net	(1,417)	(2,705)
Acquisition of intangible assets, net	(2,456)	(1,829)
Net cash used in investing activities	(3,873)	(4,534)

Effect of exchange rate changes on cash and cash equivalents	493	44

Increase in cash and cash equivalents	3,221	2,289
Cash and cash equivalents, beginning of year	19,153	16,864
Cash and cash equivalents, end of year	$22,374	$19,153

Supplemental disclosure of cash flow information:

Non-cash financing activities:
Assets acquired under finance lease	$1,974	$677

See accompanying notes to the consolidated financial statements

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

1. NATURE OF BUSINESS AND CONTINUING OPERATIONS

Coastal Contacts Inc. (“Coastal”) is a global internet retailer of contact lenses, eyeglasses and related vision care products sold primarily through its internet sites and retail stores.  Coastal has customers in North America, Europe and the Asia Pacific region.

The head office of Coastal is located at 2985 Virtual Way, Suite 320, Vancouver, B.C., Canada, V5M 4X7.  The registered and records office is located at 1055 West Hastings Street, Suite 2200, Vancouver, B.C., Canada, V6E 2E9.

2. BASIS OF PREPARATION

Statement of Compliance

Coastal’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and include the significant accounting policies as described in Note 3.

These consolidated financial statements were approved and authorized for issue by the Board of Directors on January 21, 2014.

Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow statement.

Basis of Consolidation

These consolidated financial statements include the accounts of Coastal and its wholly-owned subsidiaries. Inter-company balances and transactions are eliminated upon consolidation.

Control exists where the parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases.

Use of Estimates and Judgements

The preparation of Coastal’s consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

2. BASIS OF PREPARATION (Continued)

Use of Estimates and Judgements (continued)

However, actual outcomes can differ from these estimates. The areas of estimate and judgement that management considers most significant include but are not limited to the following:

a)        Estimated useful life of assets:  In determining the useful life of assets, management reviews historical useful lives of similar assets or consults with asset vendors.  Management performs annual reviews for factors that change the initial estimate of an asset’s useful life and will adjust as required.

b)        Inventory obsolescence provision:  In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

c)         Sales return provision:  In estimating the amount of sales orders that could potentially be returned, management reviews the returns as a percentage of sales over the last year and reviews the timing of when customers historically make returns.  The return rate is then applied to the revenue earned over the period in which customers generally make returns.

d)        Cash generating units:  Management has used judgement in determining the smallest group of assets for which independent cash inflows are generated.  These groups of assets form cash generating units which are reviewed periodically to determine whether there are any indicators of impairment.

e)         Functional currency: Management has used judgement in determining the currency of the primary economic environment in which the entity operates.

3. SIGNIFICANT ACCOUNTING POLICIES

Business Combinations

Business combinations are accounted for by applying the purchase method of accounting, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition.  Intangible assets that are able to be reliably valued are recognized in the assessment of fair values on acquisition. Other intangible assets, for which values cannot be reliably determined, are not recognized.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business Combinations (continued)

Goodwill arises upon the acquisition of subsidiaries and represents the excess of the fair value of consideration transferred over the fair value of the identifiable net assets acquired.

Transaction costs, other than those associated with the issue of debt or equity securities, that Coastal incurs in connection with a business combination are expensed as incurred.

Revenue recognition

Revenue from product sales through the Coastal’s retail internet sites is recognized when the product has been shipped to the customer, as this is when significant risks and rewards of ownership have been transferred to the customer, the revenue can be reliably measured and the collection of revenue is assured. Revenue to customers through Coastal’s retail stores is recognized at the point of sale. Revenue is measured at the fair value of the consideration received, net of returns, discounts and sales taxes or duty. A provision is made for product returns and doubtful accounts receivable. Deferred revenue includes revenue in advance of the product being shipped to the customer.

Foreign currency translation

The presentation currency of Coastal is the Canadian dollar. The functional currency of the parent entity is the Canadian dollar.  Items included in the financial statements of each of Coastal’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).  Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Revenues and expenses denominated in currencies other than the functional currency are translated at the rate prevailing on the transaction date. Foreign currency translation gains or losses are recorded in income in the period in which they occur.

With effect from November 1, 2012, Coastal changed its functional currency for entities in Australia and the United States to the Australian dollar and the U.S. dollar, respectively.  Prior to November 1, 2012, the functional currency of these entities was the Canadian dollar.  The change in functional currency was based on an assessment of the primary indicators in these two locations and has been applied prospectively.

Assets and liabilities of its subsidiaries with functional currencies other than the Canadian dollar are translated into Canadian dollars at the rates of exchange at the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the period. The resultant translation adjustments are presented within shareholders’ equity in accumulated other comprehensive income (loss) as foreign currency translation reserve.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, bank balances, and investments with maturities from the date of acquisition of three months or less that are subject to an insignificant risk of changes in fair value.

Inventories

Inventory is valued at the lower of cost and net realizable value, where cost is determined on a first in, first out basis. Net realizable value represents estimated selling prices in the ordinary course of business less any further costs expected to be incurred to completion and disposal.

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are recorded at cost less accumulated depreciation. Estimates of residual values and useful lives are reviewed annually and, if necessary, changes are accounted for prospectively. Depreciation commences on the date the asset is available for use, as intended by management. Depreciation is calculated over the estimated useful life of the assets at the following rates:

Computer hardware	30% declining balance
Furniture, fixtures and equipment	10% - 20% declining balance
Leasehold improvements	lesser of useful life or initial lease term

Intangible assets

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and Coastal intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after November 1, 2010.  Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible assets (continued)

Finite life intangible assets are recorded at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets at the following rates:

Computer software	100% declining balance
Customized ERP software	5 years straight-line
Customer lists	5 years straight-line
Website development	5 years straight-line

The useful lives of Coastal’s identifiable intangible assets are reviewed annually.  In relation to acquired intangible assets, Coastal estimates the amortization period based on the expected useful lives of the respective assets. Coastal also applies management judgement to assess annually the indefinite useful life assumption applied to certain acquired intangible assets.

Trade names are considered to have an indefinite life and are not amortized. Their values are reviewed for possible impairments annually or more frequently if events or changes in circumstances indicate possible impairment, based on the recoverable amount of the asset or cash-generating unit to which it relates.

Income taxes

Income tax expense is comprised of current and deferred taxes. Tax is recognized in income except to the extent that it relates to a business combination or to items recognized directly in other comprehensive income.

Deferred income tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities and for certain carry forward items. Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the statement of financial position date.

Deferred tax assets are recognized to the extent their realization is probable. The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and is adjusted to the extent that it is probable that there will be sufficient taxable profit available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognized on temporary differences that arise from goodwill. Deferred income tax assets and liabilities are offset when there is a legal enforceable right and Coastal intends to settle its current tax assets and liabilities on a net basis.

The determination of income taxes requires the use of judgement and estimates. If certain judgements or estimates prove to be inaccurate, or if certain tax rates or laws change, Coastal’s results of operations and financial position could be materially impacted.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings per share

Coastal calculates basic earnings (loss) per share using the weighted average number of common shares outstanding during the year.  Diluted earnings (loss) per share are calculated by the treasury share method. Under the treasury share method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are applied to repurchase common shares at the average market price for the period. Share options and warrants are dilutive when Coastal has earnings from continuing operations and when the average market price of the common shares during the year exceeds the exercise price of the options and warrants.

Impairment of non-current assets

At each reporting date, Coastal reviews its non-financial assets other than inventories and deferred taxes to determine whether there are any indications of impairment.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Goodwill and indefinite life intangible assets are tested annually for impairment.

Where the asset does not generate cash flows that are independent of other assets, Coastal estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. Coastal has determined that it has two CGU’s comprised of the North American operation which manages the websites and orders for the following countries: New Zealand, USA, Japan, Australia and the United Kingdom and the European operation which manages the websites and sales of all the European branches. The recoverable amount is determined as the higher of fair value less direct costs to sell and the CGU’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value. The pre-tax discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the statement of comprehensive loss. Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. Where impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of amortization) had no impairment loss been recognized for the asset or CGU in prior years.  An impairment loss of goodwill is not reversed.  A reversal of impairment is recognized as a gain in the statement of comprehensive loss.

The determination of a cash generating unit’s recoverable amount is carried out using discounted cash flow projections, which involve a number of assumptions and estimates, including the extent and timing of future cash flows, growth rates and discount rates. The recoverable amounts of the Coastal’s indefinite-life intangible assets were determined by using cash flow projections covering a five-year period and a terminal value calculated by discounting the final year in perpetuity. The cash flow projections and terminal value reflect a growth rate of 5% and a discount rate of 14.1% were applied to the cash flow projections. The Corporation’s market capitalization is also considered in the estimate of the cash-generating unit’s recoverable amount for goodwill impairment testing.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

Coastal’s financial instruments consist of cash and cash equivalents, including restricted cash, trade and other receivables, trade and other payables, provisions, finance lease obligations, and loans.

All financial assets and liabilities are recognized when Coastal becomes a party to the contract creating the item. On initial recognition financial instruments are measured at fair value, which includes transaction costs. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair-value-through-profit and loss”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “financial liabilities”. The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Cash and cash equivalents and trade and other receivables are designated as “loans and receivables”.  Trade and other payables, provisions, finance lease obligations, term loan, and long-term debt are designated as “financial liabilities”.

Impairment and uncollectibility of financial assets

An assessment is made at each statement of financial position date to determine whether there is objective evidence that a financial asset or group of financial assets, other than those at fair-value-through-profit and loss may be impaired.  If such evidence exists, the estimated recoverable amount of the asset is determined and an impairment loss is recognized for the difference between the recoverable amount and the carrying amount as follows: the carrying amount of the asset is reduced to its discounted estimated recoverable amount, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the year. When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

Leasing contracts are classified as either financing or operating leases.  Where the contracts are classified as operating leases, rental payments are included in the statement of comprehensive earnings on a straight-line basis over the lease term.  Operating lease inducements are recognized as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability. A lease is classified as a finance lease if it transfers substantially all the risks and rewards of ownership of the leased asset. The asset and liability associated with the finance lease are recorded at the lower of the fair value of the leased asset or the estimated present value of the minimum lease payments, net of execution costs.

Provisions

A provision is recognized if, as a result of a past event, Coastal has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.  The unwinding of the discount is recognized in finance cost.

Employee benefits

a)        Short-term employee benefits

Short term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under trade and other payables if Coastal has a present legal or constructive obligation to pay this amount as a result of past service by the employee, and the obligation can be estimated reliably.

b)        Share-based payments

Coastal grants share-based awards, including options, as an element of compensation to directors, officers, and employees.  Details of Coastal’s share purchase option plan are disclosed in Note 13.

Coastal uses the Black-Scholes option pricing model to measure the fair value for all share options granted, modified or settled during the year.  Compensation expense is recorded based on the fair value of the award at the grant date, amortized over the vesting period including an estimated forfeiture rate based on the number of awards expected to ultimately vest.  Actual forfeitures are adjusted as they occur.  Each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)        Share-based payments (continued)

The expense is recognised in the statement of comprehensive loss with a corresponding entry within equity, against share based payments reserve.  No expense is recognised for awards that do not ultimately vest. When options are exercised, the proceeds received, together with any related amount in contributed surplus, are credited to share capital.

Segment Reporting

An operating segment is a component of Coastal that engages in business activities from which it may earn revenues and incur expenses.  All operating segments’ operating results are reviewed regularly by the Coastal’s key management team to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the key management team include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily Coastal’s headquarters), head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

Finance income and finance costs

Finance income comprises interest income on funds invested that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

Share Capital

Common shares are classified as equity.  Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

4. FUTURE ACCOUNTING STANDARDS

The following standards have an effective date of January 1, 2013 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the fiscal year beginning on November 1, 2013 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

4. FUTURE ACCOUNTING STANDARDS (Continued)

a)        Presentation of Financial Statements

Amendments to IAS 1, Presentation of Financial Statements retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

b)        Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation — Special Purpose Entities with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of “control,” which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to Coastal’s consolidated financial statements.

c)         Fair Value Measurement

IFRS 13, Fair Value Measurement establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRSs require or permit fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2, Share-based Payment and leasing transactions within the scope of IAS 17, Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2, Inventories or value in use under IAS 36, Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, such as an exit price.

New Accounting pronouncements

A number of new standards, and amendments to standards and interpretations, are not yet effective for the fiscal year ended October 31, 2013, and have not been applied in preparing these condensed consolidated interim financial statements.  Those that are expected to have a significant effect on the consolidated financial statements of Coastal are discussed below.

Accounting standards effective January 1, 2015

a)        Financial Instruments

IFRS 9, Financial Instruments was issued in November 2009 and covers the classification and measurement of financial assets as part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

4. FUTURE ACCOUNTING STANDARDS (Continued)

a)        Financial Instruments (continued)

If this option is elected, entities would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.

This standard has an effective date of January 1, 2015 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2015 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	October 31	October 31
	2013	2012
Cash	$22,222	$17,671
Restricted cash	152	1,482
Cash and cash equivalents	$22,374	$19,153

6. TRADE AND OTHER RECEIVABLES

	October 31	October 31
	2013	2012
Trade receivable	$6,593	$5,684
Sales tax receivable	466	997
Trade and other receivables	$7,059	$6,681

Aging of accounts receivable and changes in the allowance for doubtful debts is disclosed in Note 16 — Financial instruments and risk management.

7. INVENTORIES

	October 31	October 31
	2013	2012
Raw materials	$14,388	$8,953
Finished goods	15,132	16,797
Total inventories	29,520	25,750
Less: Reserve for obsolescence	(526)	(315)
Net inventories	$28,994	$25,435

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

7. INVENTORIES (Continued)

In 2013, the total amount of inventory recognized as an expense was $105.1 million (2012 - $96.3 million).  The Company also recognized an additional $0.2 million (2012 - $0.08 million reduction) in its provision for inventory obsolescence.  As at October 31, 2013, certain inventories were pledged as security for liabilities as described in Note 12.

8. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

	Computer hardware	Furniture, fixtures and equipment	Leasehold improvements	Total
Cost
As at October 31, 2011	$1,752	$8,721	$2,579	$13,052
Additions	389	2,411	153	2,953
Disposals	(192)	(13)	(138)	(343)
Translation difference	(30)	(21)	1	(50)
As at October 31, 2012	1,919	11,098	2,595	15,612
Additions	614	2,534	367	3,515
Disposals	(345)	(527)	—	(872)
Translation difference	48	221	(1)	268
As at October 31, 2013	2,236	13,326	2,961	18,523

Accumulated depreciation
As at October 31, 2011	$1,043	$1,675	$1,374	$4,092
Depreciation charge	281	1,153	299	1,733
Disposals	(187)	(13)	(138)	(338)
Translation difference	(35)	273	—	238
As at October 31, 2012	1,102	3,088	1,535	5,725
Depreciation charge	431	1,829	466	2,726
Disposals	(345)	(236)	—	(581)
Translation difference	19	91	(2)	108
As at October 31, 2013	1,207	4,772	1,999	7,978

Net carrying amount
As at October 31, 2012	817	8,010	1,060	9,887
As at October 31, 2013	$1,029	$8,554	$962	$10,545

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

9. INTANGIBLE ASSETS

	Computer software and ERP System	Brand names and trademarks acquired	Customer lists acquired	Website creation	Total Intangible Assets	Goodwill
Cost
As at October 31, 2011	$3,589	$8,579	$3,616	$4,839	$20,623	$8,518
Additions	644	—	—	1,092	1,736	—
Disposals	(1,412)	—	—	(760)	(2,172)	—
Translation difference	(36)	(138)	—	(25)	(199)	(196)
As at October 31, 2012	2,785	8,441	3,616	5,146	19,988	8,322
Additions	895	—	—	1,604	2,499	—
Disposals	(69)	—	—	—	(69)	—
Translation difference	42	472	(63)	45	496	498
As at October 31, 2013	3,653	8,913	3,553	6,795	22,914	8,820

Accumulated amortization
As at October 31, 2011	$2,353	$—	$3,616	$3,772	$9,741	$—
Amortization charge	769	—	—	418	1,187	—
Disposals	(1,412)	—	—	(760)	(2,172)	—
Translation difference	(42)	—	—	(102)	(144)	—
As at October 31, 2012	1,668	—	3,616	3,328	8,612	—
Amortization charge	938	—	—	570	1,508	—
Disposals	(69)	—	—	—	(69)	—
Translation difference	(47)	—	(63)	101	(9)	—
As at October 31, 2013	2,490	—	3,553	3,999	10,042	—

Net carrying amount
As at October 31, 2012	1,117	8,441	—	1,818	11,376	8,322
As at October 31, 2013	$1,163	$8,913	$—	$2,796	$12,872	$8,820

The carrying amount of goodwill and intangible assets with indefinite useful lives were allocated to the cash generating units as follows:

	CGU North America		CGU Europe
	October 31, 2013	October 31, 2012	October 31, 2013	October 31, 2012
Goodwill	$1,247	$1,247	$7,573	$7,075
Trade names	1,744	1,744	7,169	6,697
Total	$2,991	$2,991	$14,742	$13,772

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

10. TRADE AND OTHER PAYABLES

	October 31	October 31
	2013	2012
Trade accounts payable	$36,140	$32,748
Accrued liabilities	7,250	7,396
Trade and other payables	$43,390	$40,144

11. FINANCE LEASE OBLIGATIONS

	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
	October 31, 2013			October 31, 2012

Less than one year	$1,024	$14	$1,010	$119	$18	$101
Between one and five years	1,121	17	1,104	494	37	457
	$2,145	$31	$2,114	$613	$55	$558

During the year ended October 31, 2013, Coastal paid $0.03 million (2012 - $0.05 million) of interest on the finance lease.  During the year, Coastal obtained approximately $2.0 million of assets through a finance lease arrangement.  The monthly lease payments are fixed and the interest is calculated based on the bank’s lending rate plus 1.15%.  As at October 31, 2013, the net carrying amount of the leased equipment was $2.1 million (October 31, 2012 - $0.6 million).

12. LOANS

a)        Term Loans

During the year ended October 31, 2013, Coastal had a variable rate term facility in the amount of $3.3 million.  The monthly payment of $0.08 million is a blend of principal plus interest with interest bearing at the bank’s prime rate plus 1.5%.  As at October 31, 2013, Coastal borrowed $2.5 million (October 31, 2012 - $3.3 million). The balance of the debt is repayable on October 31, 2014 and is secured by specified equipment.

b)        Credit Facilities

During the year ended October 31, 2013, Coastal had access to lending facility in which Coastal may borrow up to $10 million based on the valuation of certain inventory and accounts receivables.  The interest on the loan is the lender’s prime rate plus 0.25% and is repayable on August 3, 2015.  As at October 31, 2013, Coastal borrowed $3.9 million (October 31, 2012 - $1.7 million).

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

13. SHARE CAPITAL

a)  Issued and outstanding common shares

Authorized share capital comprises an unlimited number of common shares without par value and an unlimited amount of Class A preferred shares without par value, of which none are issued.  Refer to the consolidated statements of changes in shareholders’ equity for movement in share capital and share based payments reserve.

b)  Share purchase options

Coastal’s shareholders adopted an equity-settled share option plan (the “Option Plan”), for its directors, officers, employees and service providers. The Option Plan provides that options to purchase common shares may be granted to eligible persons on terms determined within the limitations set out in the Option Plan.  The maximum number of common shares to be reserved for issuance at any one time under the Option Plan and any other employee incentive plan is 12.5% of the then issued and outstanding common shares. The exercise price for a share purchase option granted under the Option Plan may not be less than that permitted by applicable regulatory authorities. Options granted may be subject to vesting requirements.  Non-assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, officer, employee, or service provider. The options have terms ranging from one to five years and generally vest over periods of up to 36 months.  The Option Plan is administered by Coastal’s Compensation Committee.

Share purchase option activity for the year ended October 31, 2013:

	Number of Options	Exercise Price $
Outstanding at October 31, 2011	2,435,750	$2.98
Granted	482,000	$5.30
Exercised	(505,167)	$2.64
Expired	(2,000)	$2.18
Cancelled/Forfeited	(102,750)	$4.92
Outstanding at October 31, 2012	2,307,833	$3.46
Granted	1,009,500	$5.61
Exercised	(616,336)	$2.50
Cancelled/Forfeited	(323,080)	$5.11
Outstanding at October 31, 2013	2,377,917	$4.41

The following table summarizes information about Company share purchase options outstanding as at October 31, 2013:

	Share purchase options outstanding			Share purchase options exercisable
Range of exercise price $	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price $
1.60 - 1.99	200,000	0.43	$1.60	200,000	0.43	1.60
2.00 - 2.29	15,000	0.82	$2.16	15,000	0.82	2.16
2.30 - 3.25	735,000	1.78	$3.04	682,760	1.76	3.02
3.26 - 5.98	1,427,917	3.97	$5.54	441,816	3.47	5.44
	2,377,917	2.98	$4.41	1,339,576	2.11	3.60

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

13. SHARE CAPITAL (Continued)

b)  Share purchase options (continued)

The weighted average share price at the date of exercise for the 616,336 share options exercised during the year ended October 31, 2013 (2012 - 505,167) was $6.14 (2012 - $5.98). The weighted average fair value of options granted during the year ended October 31, 2013 was $1.98 (2012 - $1.93) per option based on the Black-Scholes option pricing model using the following assumptions:

	2013	2012
Dividend yield	0%	0%
Expected volatility	43.7%	44.8%
Risk free interest rate	1.4%	1.1%
Expected lives	3.9 years	3.8 years

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate.  The expected life of share options granted represents the period of time that share options granted are expected to be outstanding.  Expected volatilities are based on historical volatility of the Company’s shares listed on the stock exchange.

c) Employee Share Ownership Plan

Coastal offers certain employees the opportunity to participate in an employee share ownership plan (“ESOP”) whereby Coastal matches dollar contributions made by employees. The contributions are limited to 8% of gross salary and a maximum of $7,500 per participant per year.  Coastal’s portion of the contributions are expensed as they are incurred.  The contributions are used to purchase voting shares of Coastal through the open market.  Approximately one half of our employees are eligible to participate in the ESOP.

Coastal’s share of contributions made during year ended October 31, 2013 totaled $0.8 million (2012 - $0.7 million).

14. EXPENSES BY NATURE

For the years ended October 31	2013	2012
Changes in inventories of finished goods and raw materials	$105,126	$96,317
Employee expenses	46,005	36,353
Depreciation and amortization	4,234	2,920
Advertising	38,000	28,138
Other expenses	39,164	35,850
Total cost of sales, fulfillment, selling and marketing and general and administration expenses	$232,529	$199,578

For the years ended October 31	2013	2012
Wages and salaries	$41,013	$32,111
Share-based payments expense	840	967
Other benefits	4,152	3,275
Total employee expenses	$46,005	$36,353

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

15. EARNINGS PER SHARE

For the years ended October 31	2013	2012
Weighted average number of common shares - outstanding	30,836,772	28,290,127
Dilutive share purchase options	—	—
Weighted average number of common shares - dilutive	30,836,772	28,290,127

Diluted loss per share is calculated by adjusting the weighted average number of ordinary common shares outstanding to assume exercise of any dilutive share purchase options into ordinary common shares.  There were no adjustments included in the calculation as all options convertible during the year ended October 31, 2013 were anti-dilutive.

16.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)        Fair value of financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•            Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

•            Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•            Level 3 — Inputs that are not based on observable market data.

Coastal’s financial instruments consist of cash and cash equivalents, including restricted cash, trade and other receivables, trade and other payables, provisions, finance lease obligations, loans, and long-term debt.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term nature of these instruments.  These instruments are classified as loans and receivables and are measured at amortized cost.

The finance lease obligation, loans, and long-term debt have been recorded at amortized cost. Based on current market borrowing rates, the carrying value of Coastal’s finance lease obligations, loans, and long-term debt approximates their fair value.

b)        Financial instrument risk exposure and risk management

Coastal, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments:  credit risk, market risk, and liquidity risk.  The following analysis provides a measurement of risks as at October 31, 2013.  The board of directors reviews with management the principal risks affecting Coastal and the systems that have been put in place to manage these risks.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

16.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Credit risk

Coastal’s principal financial assets are cash and cash equivalents, trade receivables and amounts due from related parties, which represent Coastal’s exposure to credit risk in relation to financial assets.

Coastal’s credit risk is primarily attributable to its trade receivables.  The amounts disclosed in the balance sheets are net of allowances for bad debts, estimated by Coastal’s management based on prior experience and their assessment of the current economic environment.  To mitigate the risk of bad debts, Coastal implements collection strategies internally and through third parties and has policies and procedures in place to limit the extension of credit where the risk of loss is determined to be high. As at October 31, 2013 there were no material amounts overdue or impaired.

The credit risk on cash and cash equivalents is managed by banking with banks and payment processors with high credit-ratings assigned by international credit-rating agencies.  Coastal does not have financial assets that are invested in asset backed commercial paper.

The carrying amount of financial assets represents the maximum credit exposure, and as at the reporting date was:

	October 31	October 31
	2013	2012
Cash and cash equivalents	$22,374	$19,153
Trade receivables	7,059	6,681
Total	$29,433	$25,834

The aging of trade receivables, net of applicable allowance for bad debts is as follows:

	October 31	October 31
	2013	2012
Current trade receivables	$5,950	$3,963
Trade receivables between 60 — 120 days	179	332
Trade receivables aged greater than 120 days	464	1,389
Sales taxes receivable	466	997
Total	$7,059	$6,681

Continuity of allowance for bad debts is as follows:

	October 31	October 31
	2013	2012
Balance, beginning of year	$809	$682
Increase (decrease) during the year	(401)	127
Balance, end of year	$408	$809

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

16.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect Coastal’s income or the value of the financial instruments held.

a)        Foreign currency exchange risk

Coastal’s functional currencies are the Canadian Dollar (“CAD”) and the Swedish Krona (“SEK”). The Company is exposed to fluctuations in the U.S. Dollar (“USD”), the Swedish Krona (“SEK”), the Norwegian Kroner (“NOK”) and the European Union Euro (“EURO”) relative to these functional currencies.  Coastal has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Coastal is exposed to the following currency risk:

	USD	SEK	NOK	EURO
Cash and cash equivalents	$13,035	$1,730	$1,784	$781
Trade receivables	3,267	1,043	(68)	1,418
Trade and other payables	(14,466)	(11,241)	(92)	(4,267)
Total as at October 31, 2013	$1,836	$(8,468)	$1,624	$(2,068)

	USD	SEK	NOK	EURO
Cash and cash equivalents	$4,399	$3,170	$1,454	$1,235
Trade receivables	3,103	1,314	109	1,065
Trade and other payables	(11,333)	(8,213)	(20)	(736)
Total as at October 31, 2012	$(3,831)	$(3,729)	$1,543	$1,564

Foreign currency exchange risk sensitivity analysis

The following table details Coastal’s sensitivity analysis to a 10% strengthening in the U.S. Dollar, the Swedish Krona, the Norwegian Kroner and the European Union Euro against the functional currency of the entity within Coastal that are holding these currencies.  The sensitivity analysis includes foreign currency denominated monetary items.

	USD	SEK	NOK	EURO
Net loss	$184	$(847)	$162	$(207)

Interest rate risk

Coastal’s policy is to invest cash and cash equivalents at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for Coastal.  Fluctuations in interest rates impact on the value of cash equivalents.  Coastal’s term debts and finance lease obligations are subject to the fluctuations of floating interest rates.  Coastal does not use any interest rate swaps to fix the floating interest rates.  Any changes in interest rates would not have a significant impact on operations.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

16.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Liquidity risk

Coastal’s objective is to have sufficient liquidity to meet liabilities when due.  Coastal monitors its cash and cash equivalents balances, inventory levels and cash flows generated from operations to meet these requirements.  All of the accounts payable at October 31, 2013 are due within sixty days.

The maturity of the Company’s financial liabilities is analyzed in the table below.

	Less than one year	Between one and five years	More than five years
Borrowings	$4,030	$2,431	$—
Finance lease obligations	1,010	1,104	—
Trade and other payables	43,390	—	—
Total as at October 31, 2013	$48,430	$3,535	$—

Borrowings	$5,015	$—	$—
Finance lease obligations	101	457	—
Trade and other payables	40,144	—	—
Total as at October 31, 2012	$45,260	$457	$—

17.  MANAGEMENT OF CAPITAL

Coastal’s objective is to maintain a sufficient capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.  The Company considers the items presented in the statement of changes in shareholders’ equity, excluding accumulated and other comprehensive loss, as capital.

In order to maintain or adjust its capital structure, Coastal may purchase shares for cancellation pursuant to normal course issuer bids or other issuer bids, declare dividends, issue debt or issue new shares.  A subsidiary of Coastal is subject to a capital sufficiency covenant in association with the overdraft facility.  As at October 31, 2013, the facility was unused and therefore the subsidiary was not subject to these covenants. Coastal’s overall strategy with respect to capital management remains unchanged from the year ended October 31, 2012.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

18. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Coastal’s deferred tax assets and liabilities are as follows:

	October 31 2013	October 31 2012
Unrecognized deferred income tax assets
Unused tax losses	$7,540	$4,666
Tax basis of tangible and intangible assets in excess of carrying value	951	196
Share issue costs	490	161
Other	550	573
Total unrecognized deferred tax assets	$9,531	$5,596

Recognized deferred income tax assets
Unused tax losses	$127	$—

Deferred income tax liabilities
Expense recognized for tax purposes in foreign jurisdictions	$(210)	$(629)
Carrying value of tangible and intangible assets in excess of tax basis	(2,507)	(2,276)
Total deferred tax liability	$(2,717)	$(2,905)

The potential income tax benefits relating to the deferred income tax assets have not been recognized in the consolidated financial statements where their realization is not probable.  Deferred income taxes are recognized through profit and loss.

The reconciliation of income taxes attributable to continuing operations computed at the statutory income tax rates to income tax expense, at the statutory tax rate of 25.58% (2012 — 25.25%) is as follows:

For the years ended October 31	2013	2012
Current tax expense
Current period	$473	$689
Adjustments for prior periods	(143)	238
	$330	$927

Deferred tax expense
Origination and reversal of temporary differences	$(503)	$240
Recognition of previously unrecognized tax losses	(13)	(607)
	$(516)	$(367)
Total	$(186)	$560

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

18. INCOME TAXES (Continued)

For the years ended October 31	2013	2012
Net loss for the year	$(15,944)	$(4,878)
Total income tax expense (recovery)	(186)	560
Net loss before income taxes	$(16,130)	$(4,318)

Net income tax recovery at statutory tax rates	$(4,126)	$(1,090)
Permanent differences	184	388
Change in unrecognized deferred tax assets	4,130	1,221
Foreign tax rate differential and change in tax rates	(212)	(17)
Adjustment to prior period and other	(162)	58
Total	$(186)	$560

As at October 31, 2013, the Company has non-capital loss carry-forwards of $29.3 million for Canadian and US income tax purposes that expire as follows:

2026	$4,411
2027	1,098
2028	3,296
2029	141
2031	5,332
2032	1,577
2033	13,403
Total	$29,258

19. RELATED PARTY BALANCES AND TRANSACTIONS

During the year, compensation of the President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and the Directors of the Board comprised of the following:

	2013	2012
Short-term employee benefits	$1,976	$1,385
Termination benefits	—	125
Share-based compensation	454	296
Total	$2,430	$1,806

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

20. SEGMENTED INFORMATION

Coastal sells contact lenses, glasses, related vision care products and ships products from North America, Europe and Australia.

Geographical sales information is based on the location of the customers in which Coastal sells its products.  Intercompany sales have been excluded.  Certain comparative figures have been adjusted to reflect this reporting.

By Region	North America (1), (2)	Europe (3)	Asia Pacific	Total

Year ended October 31, 2013
Glasses	$45,712	$9,023	$3,017	$57,752
Contact Lenses	62,288	75,592	21,918	159,798
Total	$108,000	$84,615	$24,935	$217,550
Year ended October 31, 2012
Glasses	$37,268	$7,851	$2,765	$47,884
Contact Lenses	55,345	69,413	23,443	148,201
Total	$92,613	$77,264	$26,208	$196,085

Non-current assets
As at October 31, 2013	$13,201	$17,501	$1,535	$32,237
As at October 31, 2012	12,535	15,660	1,390	29,585

(1) Total sales in Canada were $73,765 for the year ended October 31, 2013 (2012 - $62,206).

(2) Total sales in USA were $34,235 for the year ended October 31, 2013 (2012 - $30,407).

(3) Total sales in Sweden were $40,736 for the year ended October 31, 2013 (2012 - $35,107).

By Product	Contact Lenses	Glasses	Total

Year ended October 31, 2013
Sales	$159,798	$57,752	$217,550
Gross Profit	64,918	25,973	90,891
Gross Profit %	41%	45%	42%

Year ended October 31, 2012
Sales	$148,201	$47,884	$196,085
Gross Profit	62,080	22,447	84,527
Gross Profit %	42%	47%	43%

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

21. COMMITMENTS

Coastal is committed to minimum annual payments, primarily related to the lease costs on its warehouse and office premises.  The lease terms are between one and six years. The lease agreements are non-cancellable and the majority of these agreements are renewable at the end of the lease period at market rate. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

Less than 1 year	$3,356
Between 1 and 5 years	4,028
5 years and greater	22
Total	$7,406

Operating costs on leases have been excluded.

In 2013, the total amount of lease costs recognized as an expense was $3.0 million (2012 - $2.1 million).

22. CONTINGENCIES

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.